Exhibit 99.1

        AMEN Properties Announces Second Quarter 2005 Financial Results

     MIDLAND, Texas--(BUSINESS WIRE)--Aug. 12, 2005--AMEN Properties
(NASDAQ:AMEN)

     For the six months ending June 30, 2005, the Company reported a net loss of approximately $374,988 or a net loss of $.17 per share. This loss is mainly due to the general and administrative costs incurred by the Company's newly created, wholly owned subsidiary W Power and Light LP and a decrease in the Company's income from a limited partnership interest in TCTB due to the sale of a commercial real estate property.
     During the three months ended June 30, 2005, W Power and Light LP experienced an increase of approximately $815,000 in retail electricity revenue over the three months ended March 31, 2005. In addition to the natural growth in business, W Power acquired approximately 1,000 new customers during the second quarter bringing the total number of customers to over 1,800 at the end of the quarter.
     An increase in balancing costs over the quarter, that are based on the aggregate customer load as determined by ERCOT, in addition to rapidly rising wholesale power costs, caused W Power and Light LP to experience a decrease in its gross profit margin as compared to the three months ending March 31, 2005 by approximately 90%. W Power will continue to focus on its credit needs over the next 12 to 18 months and seek to reduce its balancing market purchases as a percentage of total purchases as its portfolio continues to grow.


     CONTACT: AMEN Properties, Midland
              John James, 432-684-3821
              jjames@amenproperties.com